Resignation Letter

April 1, 2011

BAOSHINN CORPORATION

Flat A-B, 8/F., No. 8 Hart Avenue

Tsim Sha Tsui, Kowloon

Hong Kong

Attention:

Baoshinn Corporaiton, Mr. Benny Kan, Mr. Sean Webster, The Board of

    Directors

Re:

Resignation as a Director of the Board of directors from Baoshinn

  Corporation

Dear Sirs:

Effective immediately, I Ricky Tong Chiu, do hereby tender my resignation from the Board of Directors of the company.

My resignation is due to personal reasons, as I look to focus my time commitments on other endeavors in which I am engaged.

I would like to express my appreciation to all those involved in the company and I wish them continued success, growth and prosperity in the future.

Sincerely,

/s/ Ricky Tong Chiu

Ricky Tong Chiu